300 North LaSalle
Chicago, IL 60654
Carol Anne Huff
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2163		(312) 862-2200
carolanne.huff@kirkland.com	www.kirkland.com

January 10, 2018

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Jay Ingram

Edward M. Kelly

W. John Cash

SiSi Cheng

Re:                             M III Acquisition Corp.

Preliminary Merger Proxy Statement on Schedule 14A
Filed December 8, 2017
File No. 1-37796

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, M III Acquisition Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), a revised Preliminary Merger Proxy Statement on Schedule 14A (the “Proxy Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 4, 2018, from the staff of the SEC (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Proxy Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the preliminary merger proxy statement on Schedule 14A filed with the SEC on December 8, 2017.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Proxy Statement.

Selected Historical Financial Information of the Company, page 45

1.                                Please revise to present the selected financial data for M III for the period ended December 31, 2015. Refer to Item 301 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure of its selected financial data to include the period from August 4, 2015 (inception) through December 31, 2015.

Beijing Boston Hong Kong Houston London Los Angeles Munich New York Palo Alto  San Francisco Shanghai Washington, D.C.

2.                                You disclosed on page 45 the weighted average number of common shares outstanding, basic and diluted, for the year ended December 31, 2016, as 4,760,159. This disclosure is not consistent with the amount disclosed on page F-19 of 4,683,028. Please revise.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in its selected financial data such that the weighted average number of common shares outstanding, basic and diluted for the year ended December 31, 2016 are consistent throughout the Proxy Statement.

3.                                Please remove the label “audited” and “unaudited” from the headers in all the selected historical financial information tables in the filing.  A column of numbers derived from audited financial statements without the full presentation of financial information is not considered to be audited.  In addition, the identification of certain columns as “unaudited” may give an investor the impression that the other columns have been audited.  We believe that your disclosure in the introductory paragraphs preceding the tables is sufficient to highlight to investors which selected financial data has been derived from audited or unaudited financial statements without the additional label in the column headers.

Response:  In response to the Staff’s comment, the Company has revised the tabular disclosure in its selected financial data to exclude the labels “audited” and “unaudited” from the headers.

Tax reform legislation currently pending in the U.S. Congress…, page 56; Renewable Power Generation Opportunities, page 222

4.                                As appropriate, please continue to update the disclosure relating to pending tax reform legislation and to discuss its effects on you and your business.

Response: The Company acknowledges the Staff’s comment and has provided updated disclosure in the “Risk Factors—Risks Related to IEA,” “Information about IEA” and “IEA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Proxy Statement.

Comparative Share Information, page 103

5.                                You report on page 104 pro forma total stockholders’ deficit of $76.6 million as of September 30, 2017 under the “no redemption” scenario.  You also report on the consolidated pro forma balance sheet on page 98 pro forma total stockholders’ equity of $13.4 million as of September 30, 2017 under the same scenario.  Please resolve this apparent inconsistency.

Response:  In response to the Staff’s comment, the Company has corrected the amount disclosed for pro forma total stockholders’ deficit as of September 30, 2017 under the “no redemption scenario” such that it is consistent with the amount disclosed in its consolidated pro forma balance sheet.

6.                                Please provide us with your calculations of equity per share, including reconciliations of the common shares outstanding used in each denominator.

Response:  In response to the Staff’s comment, the Company provides below the calculations of equity per share, including reconciliations of the common shares outstanding used in each denominator.

Equity per share is calculated as stockholders’ equity (deficit) divided by weighted average shares outstanding.  The Company has revised Stockholders’ equity per share - diluted at September 30, 2017 to reflect the stockholders’ deficit divided by weighted average shares outstanding diluted.

The Company’s historical weighted average shares outstanding, basic and diluted, at September 30, 2017 and December 31, 2016 are derived from the Company’s historical unaudited and audited financial statements, respectively. The Company’s weighted average shares for the period ending September 30, 2017 excludes 13,950,203 shares subject to redemption at September 30, 2017.  The Company’s weighted average shares for the period ending December 31, 2016 excludes (i) 13,991,772 shares subject to redemption at December 31, 2016 because such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings and (ii) 562,500 shares that were forfeited in August 2016 upon the expiration of the underwriters’ over-allotment option without exercise. The Company has not considered the effect of the warrants sold in its IPO and the private placement to purchase an aggregate of 7,730,000 shares of the Company’s common stock in the calculation of historical weighted average shares because the exercise of the warrants is contingent on the occurrence of future events.

The calculation of pro forma weighted average shares outstanding is set forth on page 101 of the proxy statement. Considering the assumed per share market price of $10 per share, these warrants are not dilutive on a pro forma basis. As described in note (8) to the pro forma income statements, weighted average shares, diluted includes 9,000,000 shares of common stock that may be issued to IEA Parent upon achievement of the Earnout and 3,500,000 shares of common stock that may be issued to IEA Parent upon conversion of the preferred stock that will be issued in the Business Combination.

The Merger Agreement, page 113

7.                                Notwithstanding inclusion of disclaimers in the second paragraph, M III Acquisition Corp. is responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements included in the proxy statement not misleading.  Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement.  Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants may or may not be fully reflected in M III Acquisition Corp.’s public disclosures, please clarify that M III Acquisition Corp.’s public disclosures will include any material information necessary to provide M III Acquisition Corp.’s stockholders a materially complete understanding of the merger agreement disclosures.

Response:  The Company has considered whether additional specific disclosures about material contractual provisions of the merger agreement are needed in the proxy statement to make the proxy statement not misleading and has concluded that no additional disclosure is required. In addition, except as otherwise disclosed in the Proxy Statement, the Company confirms that to its knowledge no specific material facts exist that contradict the representations, warranties and covenants in the merger agreement. Finally, the Company has revised the disclosure in the Proxy Statement to clarify that it will provide in its public disclosures any material information necessary to provide the Company’s stockholders a materially complete understanding of the merger agreement if subsequent information affects the representations, warranties and covenants of the merger agreement.

Background of the Business Combination, page 141

8.                                Provide us with copies of any outlines, summaries, reports, projections, or board books prepared and furnished to M III Acquisition Corp.’s board of directors.

Response:  In response to the Staff’s comment, the Company will provide to the Staff, under separate cover on a confidential and supplemental basis pursuant to Section 12b-4 (“Section 12b-4”) of the Exchange Act hard copies of the outlines, summaries, reports, projections, or board books prepared and furnished to the board of directors of the Company in connection with the proposed transaction. In accordance with Section 12b-4, such materials will be provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Proxy Statement. A request for confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83 has also been made by Kirkland & Ellis LLP on behalf of the Company.

Satisfaction of 80% Test, page 150

9.                                Disclosure indicates that the business or assets acquired in your initial business combination must have a fair market value equal to at least 80% of the balance of the funds in the trust account.  Given that the fair value of marketable securities held in the trust account was $150,945,248 as of November 3, 2017, we are unable to understand how 80% of that amount represents $188,681,560.  Please revise or advise.

Response:  In response to the Staff’s comment, the Company has revised its disclosure.

Certain United States Federal Income Tax Considerations for Stockholders Exercising Redemption Rights, page 159

10.                               Please revise the caption and first sentence of this section to remove the word “certain.”

Response:  In response to the Staff’s comment, the Company has revised its disclosure to remove the word “certain” from the caption and first sentence of the section, “Certain United States Federal Income Tax Considerations for Stockholders Exercising Redemption Rights.”

Redemption of Common Stock, page 160; U.S. holders, page 161

11.                         Please delete the word “generally” throughout these sections because the word “generally” may imply that stockholders cannot rely on the disclosure.  Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for stockholders.

Response:  The Company acknowledges the Staff’s comment and has removed the word “generally” throughout the section relating to United States federal income tax consequences for stockholders.

IEA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 231

12.                         Please expand the discussion of your consolidated results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods.  For example, please disclose how much of the 195% increase in 2016 revenue was driven by an increase in wind energy projects in the U.S. and the underlying material causes for the increase.  In addition, expand your disclosure on page 245 to discuss the components that resulted in the significant changes in the cash flows from operations as well as the underlying reasons for the changes in these components, with specific discussions for accounts receivable, costs and estimated earnings in excess of billings, accounts payable and accrued liabilities, and billings in excess of costs and estimated earnings.  Refer to Section IV.B of Interpretive Release No. 33-8350.

Response:  In response to the Staff’s comment, the discussion of IEA’s consolidated financial results has been expanded.

13.                         We note from the table on page 239 that gross profit margin has fluctuated significantly in the past three years.  We also note from your disclosure on page 233 that the mix of revenues derived from the industries you serve and the types of services you provide within an industry will impact margins.  With a view towards enhanced transparency, please expand the results of operations disclosure to quantify and discuss any material factors that impact your gross margin, including changes in revenue mix period over period.

Response:  In response to the Staff’s comment, the discussion of IEA’s results of operations has been expanded. Alterations in the mix of revenue have not yet had a material impact on IEA’s results of operations as wind energy projects provide substantially all of IEA’s revenue.

14.                         Please remove the “unaudited” designation from the section header on page 239 as the designation would suggest other sections within results of operations are audited.

Response:  In response to the Staff’s comment, the “unaudited” designation has been removed from the section header in the table reflecting consolidated results of operations in IEA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Non-U.S. GAAP Financial Measures, page 241

15.                         Please revise to reconcile EBITDA and Adjusted EBITDA to net income (loss) rather than income (loss) from continuing operations which would not be considered the most directly comparable GAAP financial measure.  Refer to Question 103.02 of the staff’s Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:  In response to the Staff’s comment, IEA has reconciled Adjusted EBITDA to Net Income (loss).

16.                         We note from your disclosure on pages 241 and 242 that your Adjusted EBITDA adjustments include restructuring expense, certain S&GA expenses, credit support fees, one-time bonus expense, consulting fees and expenses, stock compensation expense, and certain sale costs.  Please clarify the criteria used by management to determine which types of adjustments are not representative of your core business or future operating performance.  It appears that many of your adjustments are normal, recurring cash operating expenses necessary to operate your business.  Refer to Question 100.01 of the staff’s Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:  We acknowledge the Staff’s comment and we have been advised by IEA’s management that it has reviewed the guidance in the updated Non-GAAP Compliance and Disclosure Interpretations (“C&DIs”) issued on May 17, 2016 and it believes that the adjustments are not normal, recurring, cash operating expenses necessary to operate its business as contemplated in Question 100.01 of the C&DIs. IEA believes that it is appropriate to adjust its Adjusted EBITDA calculations for each of the items included because each such item fits into one or both of the following categories: (1) items that relate to certain organizational restructuring initiatives or result from unique facts and circumstances that may or may not recur with similar materiality and are not reflective of its future ongoing operations and (2) non-recurring, unusual or infrequent items that IEA believes are not reasonably likely to recur within the next two years or for which there was not a similar charge or gain within the prior two years. Further, Question 102.03 of the C&DIs provides that the prohibition found in Item 10(e) for adjusting for non-recurring, infrequent or unusual items is “based on the description of the charge or gain that is being adjusted,” and “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.”  In cases where items cannot be described as non-recurring, in accordance with Question 102.03 of the C&DIs, IEA does not describe these charges as non-recurring or in other terms that mischaracterize the nature or frequency of these charges but has made such adjustments because it believes them to be appropriate.

The reconciliation of Adjusted EBITDA on pages 241 and 242 of the Proxy Statement reflects adjustments for the items below, which IEA’s management believes are appropriate for the following reasons:

(1)                                 Restructuring Expenses:  IEA’s management believes that restructuring expenses are not representative of IEA’s core business or future operating performance because those expenses resulted from the restructuring of operations, primarily related to employee severance expenses to reduce staffing to support a simplified U.S. focused ongoing business. IEA’s management does not anticipate that IEA will undergo restructurings as a normal part of its ongoing business.

(2)                                 Diversification SG&A Expenses:  IEA’s management has excluded diversification SG&A expenses from IEA’s Adjusted EBITDA because those expenses relate primarily to costs associated with IEA’s expansion into electrical transmission construction work and related services, utility scale solar and heavy civil infrastructure markets.  These expenses relate primarily to recruiting, compensation and benefits of additional employees and internal infrastructure that IEA’s management anticipates will be necessary for those future operations.  IEA’s management believes that excluding such expenses from historical Adjusted EBITDA is not misleading for the following reasons:

•                  First, IEA’s management believes that expenses for these start-up activities will not be recurring expenses, since such start-up activities have not occurred in the past two fiscal years of IEA, and IEA’s management does not anticipate that, once such start-up activities are completed, such activities will be repeated in the next two fiscal years of IEA; and

•                  Second, IEA’s management believes that it would be misleading to present these expenses in the historical periods, since they do not correspond to a material amount of historical revenues generated in such periods, thereby making the historical presentation absent the adjustment not indicative of the actual performance of IEA during those periods.

(3)                                 Credit Support Fees:  Credit support fees are fees paid to the current equity sponsor, Oaktree, in respect of guarantees for certain historical borrowings made by IEA.  These guarantees will be terminated in connection with consummation of the Business Combination. As a result, they are not representative of IEA’s ongoing core business or future operations.

(4)                                 Canadian Wind-down Bonus Expense: Canadian wind-down bonus expense is excluded from IEA’s Adjusted EBITDA because such expense relates solely to bonus payments paid to IEA’s executive leadership team upon the successful completion of the wind-down of IEA’s Canadian operations.  Although IEA expects to pay bonuses to its executives in the ordinary course of business, IEA’s management believes the adjustment is appropriate because it does not anticipate that similar wind-downs will be a regular part of IEA’s future ongoing business and does not believe such costs are indicative of IEA’S ongoing operations.

(5)                                 Consulting Fees and Expenses:  Consulting fees and expenses reflect fees paid to an executive chairman of IEA and consulting fees related to the successful wind down of IEA’s Canadian operations.  IEA’s management believes that this adjustment is not misleading because there will be no executive chairman (or analogous position) at IEA once the Business Combination is completed, and thus no ongoing consulting fees of this nature. Additionally, IEA’s management does not anticipate that similar wind-downs (or related consulting fees) will be a regular part of IEA’s ongoing business.

(6)                                 Non-Cash Stock Compensation Expenses:  Because these expenses are non-cash and customarily adjusted for by a large number of other issuers in calculating Adjusted EBITDA, IEA’s management believes that it is also appropriate for IEA to make a similar adjustment in calculating its Adjusted EBITDA.

(7)                                 Sale Costs:  Sale costs are costs incurred in the 2015 and 2014 fiscal years in connection with a possible sale of IEA.  IEA’s management believes it is appropriate to exclude such costs, because these costs relate to a sale of the entire business and are not indicative of IEA’s ongoing operations.

(8)                                 Full-Year Impact of 2017 Capital Leasing Program:  This adjustment relates to the impact of the capital leasing program that IEA implemented during 2017.  IEA’s management believes that this adjustment is not misleading for the following reasons:

•                  First, the reduction in operating lease payments and estimated operational efficiencies  represent a reasonable estimate (based on historical observed benefits during 2017) of the additional benefit to Adjusted EBITDA had the program been in effect as of the beginning of the 2017 fiscal year;

•                  Second, footnote 8 that is currently presented on page 242 of the Proxy Statement explains in sufficient detail the methodology for calculating the adjustment;

•                  Third, IEA anticipates that the capital leasing program will be in effect as a part of its ongoing operations and therefore gives investors useful information with respect to IEA’s ongoing financial performance; and

•                  Fourth, because the indebtedness on account of the capital leases incurred pursuant to this capital leasing program is reflected on the balance sheet of IEA for 2017, IEA’s management believes that it would be misleading not to present the corresponding benefit to IEA which results from such indebtedness.

IEA’s management uses financial measures that exclude these charges to facilitate reviews of operational performance and as a basis for strategic planning. In addition, IEA’s management believes presenting non-GAAP financial measures that exclude these charges allows investors to supplement their understanding of IEA’s short-term and long-term financial trends, as the items excluded are not indicative of IEA’s underlying ongoing and future performance. For the foregoing reasons, we respectfully submit that the adjustments made in the calculation of Adjusted EBITDA are appropriate and do not constitute adjustments in respect of normal, recurring, cash operating expenses necessary to operate IEA’s business and that IEA has met the requirements of Question 100.01 of the C&DIs.

IEA Financial Statements

For the Nine Months Ended September 30, 2017 and September 30, 2016

Note 12 — Income Taxes, page F-54

17.                         We note your effective income tax rate increased to 36.36% for the nine months ended September 30, 2017 from 7.2% for the same period in 2016.  For the purpose of providing investors with better insight into your interim period income tax provision and any significant trends in the effective tax rates, please provide in future interim filings the information required by ASC 740-10-50 and discuss in detail any material changes in income tax items.

Response:   In response to the Staff’s comment, the discussion of IEA’s effective income tax rate has been expanded.

For the Years Ended December 31, 2016 and December 31, 2015

Consolidated Statement of Income, page F-61

18.                         It appears that your presentation of gross profit, which is based on cost of revenue excluding depreciation and amortization, results in a figure for income before depreciation and amortization.  Please present a gross profit measure that allocates the appropriate amount of depreciation and amortization expense to cost of revenue.  Alternatively, delete the gross profit line.  Refer to SAB Topic 11.B.  This comment also applies to your interim financial statements.

Response:  The Company acknowledges the Staff’s comment. The Company has been informed that IEA’s cost of revenue line item actually includes applicable allocated depreciation and amortization, but this line item description was inadvertently labeled “Cost of revenue, excluding depreciation and amortization”. Correspondingly, the “Selling, general and administrative expenses” line item was understated by the amounts reported in the “Depreciation of property, plant and equipment” and “Amortization of intangible assets” line items.

In response to the Staff’s comment, IEA has changed the “Cost of revenue, excluding depreciation and amortization”  line item to “Cost of revenue”.  IEA has also revised the amount of “Selling, general and administrative expenses” to include amounts previously set forth under the “Depreciation of property, plant and equipment” and “Amortization of intangible assets”. These changes do not result in any change to previously disclosed Cost of revenue or Operating income line items or reported Gross profit, and are considered to be immaterial by IEA management. Additionally, the above reclassification does not affect previously reported Income (loss) from operations or any of the line items below that line item (including Net income (loss) from continuing and discontinued operations and Net income (loss)), In addition, no line items in the Consolidated Balance Sheets, Consolidated Statements of Changes in Member’s Equity (Deficit) or Consolidated Statements of Cash Flows for any period presented are affected.

Conforming changes have been made throughout the Proxy Statement to reflect the above-described reclassifications.

Note 2 — Summary of Significant Accounting Policies

19.                         You disclose on page F-64 that your engineering, procurement, and construction services are performed under fixed-price and time-and-material contracts.  Given the different risk levels of these contracts, please disclose the percentage of revenue that relates to each contract type for each period presented.  Please also disclose any material differences in recognizing revenues under each of these contract types.

Response:  In response to the Staff’s comment, IEA has revised its disclosure related to revenue recognition.

Note 3 — Accounts Receivable, Net of Allowance, page F-73

20.                         You disclose on page F-65 that you classify all accounts receivable, including retainage, as current assets and that collection of retainage on certain long-term contracts may extend beyond one year.  Please disclose the portion of accounts receivable that is expected to be collected after one year.  Refer to ASC 910-310-50-3 and 50-4.

Response: In response to the Staff’s comment, IEA has included disclosure clarifying that there are no amounts expected to be collected after one year except as discussed in Note 11 to IEA’s financial statements.

Note 12 — Income Taxes, page F-82

21.                         We note that you released a significant portion of your valuation allowance against certain deferred tax assets within the IEA Services consolidated group in 2016 based on management’s belief that it is more likely than not that these net deferred tax assets will be utilized prior to expiration.  We also note your disclosure that management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment.  Please disclose the amount of the valuation allowance released in 2016, and revise your MD&A to explain the significant impact the valuation allowance reversal had on your income tax expense in 2016.  Additionally, provide us with a comprehensive analysis of your assessment of the realizability of your deferred tax assets in light of your three year cumulative loss position at the end of 2016.  The analysis should include, but not be limited to:

•                  Clarification that the deferred tax liabilities you are relying on in your assessment will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets, if true;

•                  Quantification of the projected taxable income over the periods you expect to utilize your deferred tax assets;

•                  Description of the nature of your tax planning strategies;

•                  Discussion of all the positive and negative evidence you considered and how such evidence was weighted; and

•                  Discussion of any significant estimates and assumptions used in your analysis.

Response:  The Company acknowledges the Staff’s comment. IEA management has informed the Company that the deferred tax liabilities will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets. Attached to this response letter is an exhibit that further details IEA’s calculations relating to the deferred tax assets.

As of December 31, 2016, IEA had $23 million of net operating losses, which includes $8 million from IEA Management Services (“IEAMS”). The losses at IEAMS are attributable to insufficient amounts of intercompany revenue recorded to cover the costs incurred by IEAMS. As explained in the following analysis, IEA management looked to IEA’s 2016 performance, 2017 backlog, and considered tax planning strategies specific to IEA Management Services (“IEAMS”) to support the release of the valuation allowances at both entities. The tax-planning strategy chosen by IEA was to contribute IEAMS into the consolidated group of IEA Energy Services, LLC and its subsidiaries (“IES”) and, if necessary, liquidate it into a profitable operating subsidiary within IES to utilize the net operating loss within the expiration period, which is achievable based on projections and analysis mentioned below.

While ASC 740-10-30-21 notes that cumulative losses in recent years present negative evidence that is difficult to overcome, the following objectively verifiable positive evidence was considered to reach a “more-likely-than-not” conclusion that the deferred tax assets will be realized:

•                  The 2014 and 2015 significant operating losses related to discontinued operations in Canada and were a result of three distinct and separable contracts under dispute. These contracts have now been terminated, and IEA’s Canadian operations have been discontinued. As a result, the losses endured during 2014 and 2015 in Canada can be considered an aberration rather than a continuing condition.

•                  As discussed above, the three contracts were under dispute and settlement. In conjunction with the settlement, IEA obtained court protection in Canada under the Companies’ Creditors Arrangement Act (the “CCAA”), as approved by court order on November 22, 2016. On February 22, 2017, the CCAA plan and process was successfully completed, and all of the claims filed in relation to the dispute and related liens on the projects were released. This settlement removed the risk of the creditors forcing IEA into bankruptcy, which provides additional positive evidence with respect to IEA’s ability to continue operations.

•                  The cumulative losses include discontinued operations, which relates to operations in Canada. The continuing U.S. operations, White Construction, Inc. (“White”) and IEA Renewable Energy, Inc. (“Renewables”), have been profitable on a historical basis and were such that IEA could utilize the net operating loss carryforward in approximately two years (2017 and 2018), which is within the net operating loss carryforward period of twenty years.

•                  Under ASC 740-10-30-22, examples of positive evidence that support a conclusion that a valuation allowance is not needed when there is negative evidence include existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures. IEA built a backlog during 2016 that is expected to generate 2017 book income of $33 million, along with strong 2016 results.

IEA management believes that the aggregation of the above positive evidence outweighs the negative evidence to meet the “more-likely-than-not” threshold of realizability in relation to the deferred tax assets of IEA.

In response to the Staff’s comment, there were no significant estimates or assumptions other than those discussed above.

Form of Proxy

22.                         File a revised form of proxy to mark it clearly as “Preliminary Copy.”  See Rule 14a-6(e)(1) of Regulation 14A under the Exchange Act.

Response:  In response to the Staff’s comment, the Company has filed a revised form of proxy, which clearly marks it as a “Preliminary Copy.”

* * * * * * *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff
Carol Anne Huff

cc:                                Mohsin Y. Meghji

Chairman of the Board of Directors and CEO

M III Acquisition Corp.

Infrastructure & Energy Alternatives, LLC & Subsidiaries

Deferred Tax Valuation Allowance Analysis

December 31, 2016

Exhibit I

		12/31/2016 Gross Balance	2017	2018	2019	2020	2021	Total
T1	Allowance for Doubtful Accts	35,000	(35,000)					—
T2	Accrued Liabilities	759,074	(759,074)					—
T3	Charitable Contribution	97,110	(97,110)					—
T4	Accrued Bonus	8,508,538	(8,508,538)					—
T5	Workers Compensation	55,106	(55,106)					—
T6	Deferred Compensation	1,346,916	(269,383)	(269,383)	(269,383)	(269,383)	(269,383)	—
T7	Prepaid Insurance	(52,823)	52,823					—
T8	Goodwill	(550,204)						(550,204)
T9	Intangible Amortization	(188,620)	120,000	68,620				—
T10	Basis in Fixed Assets	(3,953,555)	790,711	790,711	790,711	790,711	790,711	—
T10a	Capital Leases	(906,901)	181,380	181,380	181,380	181,380	181,380	—
T11	G/L on Fixed Assets Disposal	(0)						(0)
T12	Loss contract accounting - U.S. purposes	(8,072)	8,072					—
T13	FX - Canada (CTA abandonment)	723,036	(723,036)					—
T14	Warranty Reserves	3,890,595	(1,296,865)	(1,296,865)	(1,296,865)			—
T15	Accrued Salaries & Wages	—						—
T16	Accrued 401(K) Match	—						—
T17	Accrued Vacation Pay	—						—
T18	Deferred Revenue	—						—
T19	Transaction Costs	1,624,138	(109,122)	(109,122)	(109,122)	(109,122)	(109,122)	1,078,526
T20	Deferred Rent	—						—
T21	Prepaid Expense	(40,653)	40,653					—
T22	Accrued Professional Fees	500,000	(500,000)					—
	Federal net operating loss carry forward	23,050,724						—
	AMT credit carry forward	1,551,781						—

	US Federal Taxable Income / (Loss)		(11,159,596)	(634,659)	(703,279)	593,586	593,586	528,322
	Federal net operating loss utilization		(22,113,404)	(937,320)
	Income projections		33,273,000	33,273,000
	Net income / (loss)		—	31,701,021	—	593,586	593,586
	Statutory rate		34%	35%	35%	35%	35%
	Tax		—	11,095,357	—	207,755	207,755
	AMT credit utilization			(1,551,781)